Exhibit 99.1
November 09, 2011 07:57 ET
Navios Maritime Acquisition Corporation Reports
Financial Results for the Third Quarter and Nine Months ended September 30, 2011
PIRAEUS, GREECE—(Marketwire — Nov 9, 2011) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA)
•	Quarterly dividend of $0.05 per share

•	Quarterly Revenue of $31.1 million

•	Quarterly EBITDA of $20.2 million

•	Extends charter coverage to 73.6% for 2012
Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, today reported its financial results for the third quarter and nine months ended September 30, 2011.
Angeliki Frangou, Chairman and Chief Executive Officer of the Navios Acquisition, stated, “We are pleased with our growth and financial performance for the quarter. As a result, we announced a dividend of $0.05 per share, representing a yield of almost 6.0%.”
Ms. Frangou continued, “We are also pleased to have chartered out two new build vessels both LR1 product tankers, to an oil major for a period of three years. These charters are a milestone for the company, as they reflect significant effort we have devoted to the vetting process with the oil major. The timing and structure of these transactions also reflect our central thesis of capturing market opportunity while also developing dependable cash flow from credit worthy counterparties. Under these charters, we will receive a base rate and a significant participation in the upside, should the markets improve. Delivery of the first vessel is expected next week and the other in January 2012.”
HIGHLIGHTS — RECENT DEVELOPMENTS
Dividend of $0.05 per Share of Common Stock
On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. The dividend is payable on January 5, 2012 to stockholders of record as of December 15, 2011. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
New Long-Term Charters
The LR1 product tanker Nave Andromeda, which is expected to be delivered to our fleet on November 14, 2011, is chartered-out to an oil major at a net rate of $11,850 for a period of three years plus two one year options. Annualized base EBITDA is expected to be approximately $1.6 million. The charter also provides for 100% profit sharing up to $15,000 plus 50/50% profit sharing above $15,000. The profit sharing formula is calculated monthly and incorporates a $2,000 premium above the relevant index.
The LR1 product tanker Nave Estella, which is expected to be delivered to our fleet in January 2012, is chartered-out to an oil major at a net rate of $11,850 for a period of three years plus two one year options. The contract is currently “on subjects.” Annualized base EBITDA is expected to be approximately $1.6 million. The charter also provides for 90/10% profit sharing up to $15,000 plus 50/50% profit sharing above $15,000. The profit sharing formula is calculated monthly and incorporates a $2,000 premium above the relevant index.
FINANCIAL HIGHLIGHTS
For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of income for the three and nine month periods ended September 30, 2011 and 2010. The quarterly and nine month information for 2011 and 2010 was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month			Nine Month
	Period ended	Three Month	Nine Month	Period ended
	September 30,	Period ended September 30,	Period ended September 30,	September 30,
	2011	2010	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$31,127	$8,102	$82,274	$8,128
Net loss	$(2,767)	$(6,512)	$(6,372)	$(9,118)
Adjusted Net (loss)/Income (1)	$(2,767)	$1,507	$(5,437)	$1,041
EBITDA	$20,169	$(2,949)	$50,877	$(5,570)
Adjusted EBITDA (1)	$20,169	$5,070	$51,812	$4,589
Loss per share (basic and diluted)	$(0.06)	$(0.26)	$(0.13)	$(0.34)
Adjusted (Loss)/Income per share (basic and diluted)	$(0.06)	$0.05	$(0.11)	$0.04

(1)	Adjusted Net (loss)/Income, Adjusted EBITDA and Adjusted Loss per share (basic and diluted) for the nine month period ended September 30, 2011, exclude $0.9 million of non-cash charges related to the write-off of deferred finance costs incurred in connection with the cancellation of committed credit.

Adjusted EBITDA for the three months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition.

Adjusted EBITDA for the nine months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition and $2.1 million of share based compensation.

Adjusted Net Income and Adjusted (Loss)/Income per Share (basic and diluted) for the three and nine months ended September 30, 2010, also exclude the items described above. Adjusted (Loss)/Income per Share(basic and diluted) for the three and nine months ended September 30, 2010 were further adjusted to exclude the incremental fair value of securities offered to induce warrants exercised of ($0.7) million.
EBITDA, Adjusted EBITDA, Adjusted Net (loss)/Income and Adjusted (Loss)/Income per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA to net cash provided by operating activities).
Three month periods ended September 30, 2011 and 2010
Revenue for the three month period ended September 30, 2011 increased by $23.0 million or 284.0% to $31.1 million, as compared to $8.1 million for the same period in 2010. The increase was mainly attributable to the acquisition of the 7 VLCCs (the “VLCC Acquisition”) in September 2010 of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011 and the Buddy and the Bull in July 2011. As a result of the vessel acquisitions, available days of the fleet increased to 1,054 days for the three month period ended September 30, 2011, as compared to 308 days for the three month period ended September 30, 2010. The time charter equivalent (“TCE”) rate increased to $29,518 for the three month period ended September 30, 2011, from $26,129 for the three month period ended September 30, 2010.
Net loss for the three month period ended September 30, 2011 amounted to $2.8 million compared to a $6.5 million loss for the three month period ended September 30, 2010. The $2.8 million loss for the three month period ended September 30, 2011 was due to: (a) $9.8 million of management fees; (b) $10.8 million of depreciation and amortization; (c) $12.1 million of interest expenses and finance cost; (d) $1.2 million of general and administrative expenses; (e) $0.3 million of direct vessel expenses; and (f) $0.1 million of time charter expenses. The $34.3 million of expenses were partially offset by: (i) $31.1 million of revenue; (ii) $0.3 million of interest income; and (iii) $0.1 million of other income.
Adjusted EBITDA increased by $15.1 million to $20.2 million for the three month period ended September 30, 2011, as compared to $5.1 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $23.0 million increase in revenue following the acquisition of the VLCC Acquisition in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011 and the Buddy and the Bull in July 2011 and a $0.1 million increase in other net income. The above increase was partially offset by a $7.2 million increase in management fees and a $0.8 million increase in general and administrative expenses as a result of the increased number of vessels in Navios Acquisition’s fleet.
Nine month periods ended September 30, 2011 and 2010
Revenue for the nine month period ended September 30, 2011 increased by $74.2 million or 916.0% to $82.3 million, as compared to $8.1 million for the same period in 2010. The increase was mainly attributable to the acquisitions of the Colin Jacob and the Ariadne Jacob in July 2010, the VLCC Acquisition in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011 and the Buddy and the Bull in July 2011. As a result of the vessel acquisitions, available days of the fleet increased to 2,815 days for the nine month period ended September 30, 2011, as compared to 309 days for the nine month period ended September 30, 2010. The TCE rate increased to $29,223 for the nine month period ended September 30, 2011, from $26,084 for the nine month period ended September 30, 2010.

Net loss for the nine month period ended September 30, 2011 amounted to $6.4 million compared to a $9.1 million loss for the nine month period ended September 30, 2010. The $6.4 million loss for the nine month period ended September 30, 2011 was due to: (a) $25.4 million of management fees; (b) $27.2 million of depreciation and amortization; (c) $31.0 million of interest expenses and finance cost; (d) $3.1 million of general and administrative expenses; (e) $1.5 million of time charter expenses; (f) $0.9 million of write-off of deferred finance costs; (g) $0.5 million of other expenses; and (h) $0.3 million of direct vessel expenses. The $89.9 million of expenses were partially offset by: (i) $82.3 million of revenue; and (ii) $1.2 million of interest income.
Adjusted EBITDA increased by $47.2 million to $51.8 million for the nine month period ended September 30, 2011, as compared to $4.6 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $74.2 million increase in revenue following the acquisitions of the Colin Jacob and the Ariadne Jacob in July 2010, the VLCC Acquisition in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011 and the Buddy and the Bull in July 2011. The above increase was partially offset by a $22.9 million increase in management fees, a $1.4 million increase in time charter expenses, a $2.2 million increase in general and administrative expenses and a $0.5 million increase in other net expenses as a result of the increased number of vessels in Navios Acquisition’s fleet.
Time Charter Coverage
As of November 8, 2011, Navios Acquisition had contracted 100%, 73.6% and 42.5% of its available days on a charter-out basis for 2011, 2012 and 2013, respectively, equivalent to $123.6 million, $138.9 million and $128.8 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $29,329, $29,506 and $32,089 for 2011, 2012 and 2013, respectively.
Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and nine month period ended September 30, 2011.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days (1)	1,054	308	2,815	309
Operating Days (2)	1,049	308	2,768	309
Fleet Utilization (3)	99.5%	100.0%	98.3%	100.0%
Time Charter Equivalent (per day) (4)	$29,518	$26,129	$29,223	$26,084
Vessels operating at period end	13	8	13	8
(1) Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(2) Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3) Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4) Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Conference Call, Webcast and Presentation Details:
As previously announced, Navios Acquisition will host a conference call today, Wednesday, November 9, 2011 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the third quarter and nine months ended September 30, 2011.
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 1227 9692
The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.855.859.2056
International Replay Dial In: +1.404.537.3406
Conference ID: 1227 9692
The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call. A supplemental slide presentation will be available on the Navios Acquisition website at www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I
NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

	September 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$42,678	$61,360
Restricted cash	31,619	15,012
Accounts receivable, net	4,977	4,479
Prepaid expenses and other current assets	1,855	351

Total current assets	81,129	81,202

Vessels, net	731,542	529,659
Deposits for vessels acquisitions	233,026	296,690
Deferred financing costs, net	20,394	18,178
Goodwill	1,579	1,579
Intangible assets — other than goodwill	62,041	58,992
Restricted cash long term portion	2,362	18,787
Deferred dry-dock and special survey cost, net	13,672	—

Total non-current assets	1,064,616	923,885

Total assets	$1,145,745	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$842	$3,454
Dividend payable	2,421	2,421
Accrued expenses	22,424	9,219
Due to related parties	29,272	6,080
Deferred revenue	2,088	2,765
Current portion of long term debt	12,548	5,086

Total current liabilities	69,595	29,025

Long-term debt, net of current portion	794,502	704,332
Loans due to related parties	36,000	12,391
Other long term liabilities	536	—
Unfavorable lease terms	5,099	5,611

Total non-current liabilities	836,137	722,334

Total liabilities	$905,732	$751,359

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized (1,000,000 as of December 31, 2010); 4,540 and 3,540 issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized (100,000,000 as of December 31, 2010); 40,734,572 and 48,410,572 issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	4	5
Additional paid-in capital	259,528	266,870
Accumulated Deficit	(19,519)	(13,147)

Total stockholders’ equity	240,013	253,728

Total liabilities and stockholders’ equity	$1,145,745	$1,005,087

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

	For the Three	For the Three	For the Nine	For the Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2011	30, 2010	30, 2011	30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$31,127	$8,102	$82,274	$8,128
Time charter expenses	(113)	(67)	(1,503)	(67)
Direct vessel expenses	(306)	—	(306)	—
Management fees	(9,768)	(2,534)	(25,408)	(2,548)
General and administrative expenses	(1,197)	(409)	(3,112)	(955)
Share based compensation	—	—	—	(2,140)
Transaction cost	—	(8,019)	—	(8,019)
Write-off of deferred finance costs	—	—	(935)	—
Depreciation and amortization	(10,828)	(2,376)	(27,169)	(2,380)
Interest income	332	324	1,229	593
Interest expenses and finance cost, net	(12,134)	(1,511)	(31,003)	(1,761)
Other income/(expense), net	120	(22)	(439)	31

Net loss	$(2,767)	$(6,512)	$(6,372)	$(9,118)

Net loss attributable to common stockholders	(2,338)	(7,159)	(5,470)	(9,765)

Net loss per share, basic	$(0.06)	$(0.26)	$(0.13)	$(0.34)

Weighted average number of shares, basic	39,356,450	27,819,339	41,858,882	29,131,128

Net loss per share, diluted	$(0.06)	$(0.26)	$(0.13)	$(0.34)

Weighted average number of shares, diluted	39,356,450	27,819,339	41,858,882	29,131,128

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	For the Nine	For the Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
Operating Activities
Net loss	$(6,372)	$(9,118)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,169	2,380
Amortization of deferred finance cost	1,609	136
Amortization of dry docking cost	306	—
Write-off of deferred finance costs	935	—
Non-cash consulting expense	—	5,619
Share based compensation	—	2,140
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses	(1,504)	1,097
Increase in accounts receivable	(498)	(1,124)
Increase in restricted cash	(338)	—
(Decrease)/increase in accounts payable	(2,612)	3,157
Increase in accrued expenses	13,205	3,945
Payments for dry dock and special survey costs	(13,978)	—
Increase in due to related parties	23,192	3,793
(Decrease)/increase in deferred revenue	(677)	2,645
Increase in other long term liabilities	536	—

Net cash provided by operating activities	$40,973	$14,670

Investing Activities
Cash paid for net assets acquired net of cash assumed	—	(76,428)
Cash paid for business acquisition net of cash assumed	—	(102,038)
Acquisition of vessels	(108,038)	(78,613)
Deposits for vessel acquisition	(49,978)	(35,984)
Restricted cash	1,775	—
Acquisition of intangible other than goodwill	(10,347)	—
Release from trust account	—	251,493

Net cash used in investing activities	$(166,588)	$(41,570)

Financing Activities
Loan proceeds, net of deferred finance cost and net of premium	188,626	167,989
Loan from related party proceeds	29,609	—
Deferred underwriter’s fee	—	(8,855)
Loan repayment to related party	(6,000)	—
Loan repayments	(96,340)	(65,932)
Net proceeds from warrant exercise	—	74,976
Conversion of common stock into cash, upon redemption of common stock	—	(99,312)
Dividend paid	(7,343)	—
Restricted cash	(1,619)	(1,847)

Net cash provided by financing activities	$106,933	$67,019

Net (decrease)/increase in cash and cash equivalents	(18,682)	40,119
Cash and cash equivalents, beginning of year	61,360	87

Cash and cash equivalents, end of period	$42,678	$40,206

EXHIBIT II
Reconciliation of EBITDA and Adjusted EBITDA to Net Cash provided by Operating Activities
(Expressed in thousands of U.S. dollars)

	Three Month	Three Month	Nine Month	Nine Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$18,782	12,082	$40,973	14,670
Net decrease in operating assets	1,656	18	2,340	27
Net increase in operating liabilities	(23,085)	(10,481)	(33,644)	(13,540)
Net interest cost	11,802	1,187	29,774	1,168
Share based compensation	—	—	—	(2,140)
Non cash consulting expense	—	(5,619)	—	(5,619)
Amortization of deferred finance cost	(743)	(136)	(1,609)	(136)
Payments for dry dock and special survey costs	11,757	—	13,978	—
Write-off of deferred finance costs	—	—	(935)	—

EBITDA	$20,169	$(2,949)	$50,877	$(5,570)

Share based compensation	—	—	—	2,140
Transaction cost	—	8,019	—	8,019
Write-off of deferred finance costs	—	—	935	—

Adjusted EBITDA	$20,169	$5,070	$51,812	$4,589

Disclosure of Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA
EBITDA represents net loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.
Adjusted EBITDA for nine month period ended September 30, 2011, represents EBITDA excluding the write-off of $0.9 million of the deferred finance costs that were incurred in connection with the cancellation of committed credit.
Adjusted EBITDA for the three months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC acquisition.
Adjusted EBITDA for the nine months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC acquisition and $2.1 million of share based compensation.
EBITDA and Adjusted EBITDA are included because they are used by certain investors to measure a company’s financial performance. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
Management believes EBITDA and Adjusted EBITDA provide additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures and working capital requirements. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Management believes that Adjusted EBITDA is useful in evaluating Navios Acquisition’s performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of one-off items.

EXHIBIT III

		Built/ Delivery		Net Charter	Profit	Expiration
Vessels	Type	Date	DWT	Rate(1)	Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	11,751 (3,4,5)	None	November 2012
Ariadne Jacob	LR1 Product Tanker	2007	74,671	11,751 (3,4,5)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,213	60%/40%	February 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,213	60%/40%	January 2012
Shinyo Splendor	VLCC	1993	306,474	38,019	None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705	None	December 2016
C. Dream	VLCC	2000	298,570	29,625 (6)	50% above $30,000 40% above $40,000	March 2019
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388 40% above 59,388 50% above 69,388	June 2025
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388 40% above $59,388 50% above $69,388	June 2026
Buddy	MR2 Product Tanker	2009	50,470	22,490	None	October 2012
				21,503	None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490	None	September 2012
				21,503	None	September 2014

Owned Vessels to be Delivered
Nave Andromeda	LR1	Q4 2011	75,000	11,850 (7,9)	100% up to $15,000 50% above $15,000	November 2014
Nave Estella	LR1	Q1 2012	75,000	11,850 (5,8,9)	90/10% up to $15,000 50% above $15,000	January 2015
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	On October 28, 2011, the charter contracts of the Colin Jacob and Ariadne Jacob were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million payable in installments until June 2015, to compensate for the early termination of the charters and to cover any outstanding receivables.

(4)	Charterer’s option to extend the charter for 1+1+1 years at 12,739 (net) 1st optional year; 13,825 (net) plus 50/50% profit sharing 2nd optional year; 14,813 (net) plus 50/50% profit sharing 3rd optional year

(5)	Charter contract remains on subjects.

(6)	Vessel sub chartered at $34,843/day until third quarter 2012.

(7)	Charterer’s option to extend the charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000.

(8)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90/10% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90/10% profit up to $17,000 plus 50/50% profit sharing above $17,000.

(9)	Profit sharing formula is calculated monthly and incorporates a $2,000 premium above the relevant index
Contact Information
• Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1.212.906.8644
info@navios-acquisition.com